                      FIDELITY BOND ALLOCATION AGREEMENT

   This Agreement is dated as of December 15, 2006 and is entered into by and among IXIS Advisor Funds Trust I ("Trust I"), IXIS Advisor Funds Trust II ("Trust II"), IXIS Advisor Funds Trust III ("Trust III"), IXIS Advisor Funds Trust IV ("Trust IV), IXIS Advisor Cash Management Trust ("CMT") and AEW Real Estate Income Fund, each on behalf of its investment portfolios. Trust I, Trust II, Trust III, Trust IV, CMT and AEW Real Estate Income Fund are referred to collectively as the "Parties".

   In order to obtain joint-insureds fidelity bond under one or more asset protection bonds (the "Bond"), and in consideration of the mutual agreements set forth below, the Parties agree as follows:

   1. The Bond. The parties agree to secure and maintain the Bond, which will ensure each Party's respective portfolios, directors/trustees, partners and officers, and may insure such Party's agents and employees (with each of such insureds being referred to as an "Insured" and any Party and such of its Insureds being referred to as a "Party and its Insureds").

   2. Definitions. As used in this Agreement, the following terms have the following meanings:

         (a) "Agent" means IXIS Asset Management US Group, L.P. or its successor, acting as agent for the Parties.

         (b) "Gross Coverage" means the limit of liability under the Bond plus all deductibles applied to Insured Losses relating to the particular Bond Period.

         (c) "Insured Loss" means a loss (including all related expenses) of an Insured that is covered under the Bond (including any endorsement thereof) or that would be so covered but for the exhaustion of the applicable limit of liability and any applicable deductible).

         (d) "Bond Period" means the period from the initial effective date of the Bond through the next succeeding anniversary date or the period from any anniversary date subsequent to the initial effective date through the next succeeding anniversary date (or any modification of such period as may be agreed to by the parties and the Insurer).

         (e) "Proceeds" means the insurance proceeds for all Insured Losses under the Bond relating to a particular Bond Period.

   3. Allocation of Premiums. Except as otherwise provided below, the Bond premium for any period shall be allocated among the Parties insured during that period in proportion to their respective net assets. However, in the event that one or more Insureds claim Insured Losses, any increase in premium in subsequent Bond Periods due to such claims, as determined by the broker, shall be allocated among the Parties that made such claims in proportion to their respective net assets.

   4.    Allocation of Coverage.

         (a) Coverage Sufficient for Insured Losses. If an Insured Loss is no greater than the Gross Coverage, the Proceeds for such Insured Loss shall be allocated among the Insureds according to their respective Insured Losses.

         (b) Allocation of Limited Coverage. If an Insured Loss exceeds the Gross Coverage, the Proceeds for such Insured Loss shall be allocated among the respective Insureds who sustained such losses in proportion to the respective amounts of the Insured Losses of such Insureds. Each Party shall receive a share of the recovery at least equal to the amount of recovery it would have received under a single insured bond with the minimum amount coverage required for such bond under the Investment Company Act of 1940 and the regulations thereunder.

   5. Notices. Each Insured agrees to promptly give the Insurer all notices required under the Bond.

   6. Agent. The Agent is hereby appointed as the agent for the Insureds for the purposes of (a) seeking, negotiating and obtaining the Bond,
         (b) making, adjusting, receiving and enforcing payment of all claims under the bond and (c) otherwise dealing with the Insurer with respect to the Bond. All reasonable expenses incurred by the Agent in its capacity as agent for claims shall be shared by the Parties and their respective Insureds on whose behalf the expenses were incurred in proportion to their Insured Losses.

   7. Notification of Agent. Each Party shall promptly notify the Agent in writing of any circumstance that may give rise to a claim by such Party or its Insureds under the Bond.

   8. Modification and Termination. This Agreement may be modified or amended from time to time by mutual written agreement among the Parties. It shall terminate with respect to any Insured as of the date such Insured ceases to be an insured under the Bond; provided that such termination shall not affect the Insured's rights and obligations hereunder with respect to any claims or Insured Losses relating to a period when the Insured was insured under the Bond.

   9. Further Assurances. Each party agrees to perform such further acts and execute such further documents as are necessary to effect the purposes hereof.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

                                          IXIS Advisor Funds Trust I
                                          IXIS Advisor Funds Trust II
                                          IXIS Advisor Funds Trust III
                                          IXIS Advisor Funds Trust IV
                                          IXIS Advisor Cash Management Trust
                                          AEW Real Estate Income Fund


                                          By:    /s/ Michael Kardok
                                                 ------------------------------
                                          Name:  Michael Kardok
                                          Title: Treasurer